GULF SOUTH SECURITIES, INC.

Statement of Financial Condition

December 31, 2016

(With Report of Independent Registered Public Accounting Firm)

These financial statements and schedules should be deemed confidential pursuant to Subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 68200

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2016___ AND ENDING ___12/31/2016___
                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gulf South Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3206 50th Street Court, Suite 105B

(No. and Street)

Gig Harbor	**WA**	**98335**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Flanagan	**504-566-9802**
	(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeCoria, Maichel & Teague, P.S.

(Name – if individual, state last, first, middle name)

7307 N Division, Suite 222	**Spokane**	**WA**	**99208**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

SEC 1410 (06-02)

CONFIDENTIAL TREATMENT REQUESTED





OATH OR AFFIRMATION

I, Timothy Flanagan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gulf South Securities, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Lucrecia White 2-24-2017

Notary Public

Notary Public
State of Washington
LUCRECIA WHITE
My Appointment Expires Dec 9, 2017

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A PROFESSIONAL SERVICES FIRM
Certified Public Accountants | Business Consultants

dm-t
decoria • maichel • teague

7307 N. Division, Suite 222
Spokane, Washington 99208

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of Gulf South Securities, Inc.:

We have audited the accompanying statement of financial condition of Gulf South Securities, Inc. as of December 31, 2016 and the related notes to the financial statements. This financial statement is the responsibility of Gulf South Securities, Inc.'s management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Gulf South Securities, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statement, the Company has a retained deficit and no recurring source of revenue. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

DeCoria, Maichel & Teague P.S.
Spokane, Washington
February 22, 2017

GULF SOUTH SECURITIES, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	12,961
Prepaid expenses		7,225
TOTAL ASSETS	$	20,186

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$	1,007
TOTAL LIABILITIES		1,007

STOCKHOLDER'S EQUITY

Common stock, par value $0.01, 1,000,000 shares authorized, 100,000 issued and outstanding	1,000
Additional paid-in capital	321,500
Retained earnings (deficit)	(303,321)
Total Stockholder's Equity	19,179
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 20,186

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization

Gulf South Securities, Inc. (the "Company" or "GSSI") was organized to be active in various aspects of the securities industry and was registered to be a broker-dealer with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC") in 2009.

Nature of Business

GSSI was formed to serve as a FINRA limited broker dealer for the purpose of acting as a managing broker dealer to distribute oil and gas drilling limited partnership offerings.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Commission fee income is recognized when services are provided and the fee is realizable.

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less when acquired are considered to be cash equivalents.

Concentration of Credit Risk

The Company is not subject to concentrations of credit risk associated with cash and cash equivalents. Deposits are maintained financial institutions and are insured by the Federal Deposit Insurance Corporation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Recent Accounting Pronouncements

In August 2014, the Financial Accounting Standards Board (FASB) issued ASU No. 2014-15, "Presentation of Financial Statements – Going Concern". The provisions of ASU No. 2014-15 require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this ASU are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter.

NOTE 3 – GOING CONCERN

As shown in the accompanying financial statements, the Company has incurred operating losses in the current and prior year. As of December 31, 2016, the Company has little financial resources with which to achieve its objectives and obtain profitability and positive cash flows. As shown in the accompanying statement of financial condition and statement of revenue and expenses, the Company has an accumulated deficit of $303,321, and total assets of $20,186. Achievement of the Company's objectives will be dependent upon the ability to obtain additional financing from its parent, and generate revenue from current and planned business operations, and control costs. The Company has generated no operating income during the current year. The Company plans to fund its future operations by acting as a managing broker dealer to distribute oil and gas limited partnership offerings. However there is no assurance that the Company will be able to achieve these objectives, therefore substantial doubt about its ability to continue as a going concern exists. The financial statements do not include adjustments should the Company be unable to continue as a going concern.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. Net Capital is defined as at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net Capital and aggregate indebtedness change daily. The Company had net capital of $11,954 at December 31, 2016 which exceeded its requirement by $6,954. The ratio of aggregate indebtedness to net capital was 8.42 to 1 at December 31, 2016.

NOTE 5 - ACQUISITION

As of July 31, 2016, 100% of the common stock of the Company was acquired by Amazing Energy Oil and Gas, Co. (SEC Commission File Number 000-52392 ("AMAZ")). Details of the transaction are included in the filing on Form 10K for AMAZ as of July 31, 2016.

NOTE 6 – INCOME TAXES

The Company was owned 100% by Gulf South Holdings, Inc. ("GSH") (see Note 5) until July 31, 2016 and has been included in the consolidated tax return filed by GSH. For the year ended December 31, 2016, GSH is expected to have taxable losses and therefore the Company has not recorded a provision for income taxes in its financial statements. AMAZ tax year end is July 31, 2016 therefore their consolidated tax return will include the minor activity of GSSI since acquisition. Any deferred tax assets (primarily net operating losses) present at acquisition would be significantly limited under Section 382 of the Internal Revenue Code, and will be fully reserved by a valuation allowance since it is more likely than not the asset will not be realized.

NOTE 7 - RELATED PARTY TRANSACTIONS

During the fiscal year ended December 31, 2016 AMAZ made cash capital contributions of $45,000 and the former 100% owner of the Company, GSH, made cash capital contributions of $12,500. No additional shares were issued as a result of these contributions.

NOTE 7 - RELATED PARTY TRANSACTIONS, continued

During the fiscal year ended December 31, 2016, the Company collected $55,260 in commissions receivable from a former related party, Gulf South Energy Partners 2015 LP.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 24, 2017, the date that these financial statements were issued. The Company believes that there are no subsequent events requiring further disclosure.